EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)	Year Ended December 31
	2003	2002	2001	2000	1999
Income before income tax, minority interest and cumulative effect of accounting change	$444,510	$286,749	$455,357	$176,432	$70,605
Interest expense	64,321	54,391	56,317	81,759	70,828
Interest portion of rentals	8,908	2,575	3,919	5,776	4,698

Earnings (loss) before provision for taxes and fixed charges	$517,739	$343,715	$515,593	$263,967	$146,131

Interest expense	$64,321	$54,391	$56,317	$81,759	$70,828
Capitalized interest	2,240	4,330	6,649	3,488	1,353
Interest portion of rentals	8,908	2,575	3,919	5,776	4,698
Preferred stock dividends	—	—	—	1,758	1,779

Total Fixed Charges	$75,469	$61,296	$66,885	$92,781	$78,658

Ratio of Earnings to Fixed Charges	6.9	5.6	7.7	2.8	1.9